Exhibit 99.1

Agria Announces Results of Annual General Meeting

BEIJING, April 24, 2013 -- Agria Corporation (NYSE: GRO) (the “Company” or “Agria”) today announced that the Company held its annual general meeting at 9:30 a.m. Hong Kong Time on April 24, 2013.

The notice convening the meeting originally proposed a resolution to approve the combination, or reverse split, of the ordinary shares currently issued by the Company at par value of $0.0000001 per share such that the Company shall issue one (1) ordinary share (each a “New Share” and collectively the “New Shares”) for every three (3) ordinary shares held by its shareholders (“Old Shares”) (the “Reverse Split”), with the par value of each New Share becoming $0.0000003, equal to the aggregate of the par value of three Old Shares combined. At the meeting, an amendment to the aforementioned resolution was introduced to the effect that the Reverse Split would not take effect immediately upon approval of the resolution, but rather subject to and only upon the board of directors of the Company resolving to approve and proceed with the Reverse Split.

Shareholders holding 59,004,120 ordinary shares, or approximately 53.3% of the Company’s outstanding share capital, were present at the meeting. The proposed amendment to the resolution and the amended resolution itself were both approved by unanimous vote of all shareholders present at the meeting.

The Reverse Split and the Company’s previously announced proposed change in the ratio of its American Depositary Shares (“ADSs”) to ordinary shares from 1:2 to 1:1 (the “ADS Ratio Change”) were for the purpose of regaining compliance with the minimum average closing price continued listing standard of the New York Stock Exchange (“NYSE”). As the price of the Company’s ADSs has remained above $1.00 for more than thirty consecutive trading days, the Company expects to regain compliance with the NYSE’s minimum average closing price continued listing standard. As such, the board of directors of the Company does not believe the Reverse Split and ADS Ratio Change are necessary and do not intend to effect such actions at this time. The board of directors may effect the Reverse Split and ADS Ratio Change in the future if it determines that such actions are in the best interests of the Company and its shareholders.

Mr. Alan Lai, Agria’s Executive Chairman of the Board, commented, “Our commitment is to deliver shareholders’ value, preferably with and through organic growth and efforts. We will continue to work hard and strive towards fulfilling this commitment to our shareholders. The reverse share split should only be used as an incremental tool towards achieving this object in the long term for our shareholders.”

About Agria Corporation

Agria Corporation (NYSE: GRO) is an international agricultural company with operations in China, South America, New Zealand and Australia. Agria operates three principal business lines: China seeds, international seeds and agriservices. In China, Agria engages in research and development, production and sale of seed products, including proprietary field corn seeds, edible corn seeds, vegetable seeds, grass seeds and forage. Agria owns through Agria Asia a 50.22% equity interest in PGG Wrightson Limited, New Zealand's largest forage and agricultural services company. For more information about PGG Wrightson Limited, please visit www.pggwrightson.co.nz. For more information about Agria Corporation, please visit www.agriacorp.com.

Safe Harbor Statement:

This announcement contains forward-looking statements. These statements, including the management’s commentary, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.